UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Amendment No. )*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Oaktree Gardens OLP, LLC

(Name of Issuer)

Common Units

(Title of Class of Securities)

N/A

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Oaktree Gardens OLP SPV, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 11,428,581.42
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 11,428,581.42

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,428,581.42
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 100%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)

Calculated based on 11,428,581.42 Common Units outstanding as of December 31, 2023 as computed based on information contained in the Issuer’s annual report on Form 10-K filed on December 20, 2023, a subsequent current report on Form 8-K filed on December 28, 2023 and information obtained from the Issuer.

1.	Names of Reporting Persons Oaktree OLPG GP, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 714,286.34
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 11,428,581.42

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,428,581.42
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 100%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)

Calculated based on 11,428,581.42 Common Units outstanding as of December 31, 2023 as computed based on information contained in the Issuer’s annual report on Form 10-K filed on December 20, 2023, a subsequent current report on Form 8-K filed on December 28, 2023 and information obtained from the Issuer.

1.	Names of Reporting Persons Atlas OCM Holdings, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 714,286.34
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 11,428,581.42

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,428,581.42
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 100%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)

Calculated based on 11,428,581.42 Common Units outstanding as of December 31, 2023 as computed based on information contained in the Issuer’s annual report on Form 10-K filed on December 20, 2023, a subsequent current report on Form 8-K filed on December 28, 2023 and information obtained from the Issuer.

1.	Names of Reporting Persons Brookfield Asset Management ULC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization British Columbia, Canada

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 714,286.34
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 11,428,581.42

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,428,581.42
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 100%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)

Calculated based on 11,428,581.42 Common Units outstanding as of December 31, 2023 as computed based on information contained in the Issuer’s annual report on Form 10-K filed on December 20, 2023, a subsequent current report on Form 8-K filed on December 28, 2023 and information obtained from the Issuer.

1.	Names of Reporting Persons GIC Private Limited
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Republic of Singapore

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 10,714,295.08
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,714,295.08
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 93.75%(1)
12.	Type of Reporting Person (See Instructions) CO

(1)

Calculated based on 11,428,581.42 Common Units outstanding as of December 31, 2023 as computed based on information contained in the Issuer’s annual report on Form 10-K filed on December 20, 2023, a subsequent current report on Form 8-K filed on December 28, 2023 and information obtained from the Issuer.

1.	Names of Reporting Persons Euthalia Pte Ltd
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Republic of Singapore

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,142,863.39
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,142,863.39
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 62.50%(1)
12.	Type of Reporting Person (See Instructions) CO

(1)

Calculated based on 11,428,581.42 Common Units outstanding as of December 31, 2023 as computed based on information contained in the Issuer’s annual report on Form 10-K filed on December 20, 2023, a subsequent current report on Form 8-K filed on December 28, 2023 and information obtained from the Issuer.

1.	Names of Reporting Persons GIC Special Investments Pte Ltd
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Republic of Singapore

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 10,714,295.08
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,714,295.08
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 93.75%(1)
12.	Type of Reporting Person (See Instructions) CO

(1)

Calculated based on 11,428,581.42 Common Units outstanding as of December 31, 2023 as computed based on information contained in the Issuer’s annual report on Form 10-K filed on December 20, 2023, a subsequent current report on Form 8-K filed on December 28, 2023 and information obtained from the Issuer.

1.	Names of Reporting Persons Coral Blue Investments Pte Ltd
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Republic of Singapore

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,571,431.69
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,571,431.69
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 31.25%(1)
12.	Type of Reporting Person (See Instructions) CO

(1)

Calculated based on 11,428,581.42 Common Units outstanding as of December 31, 2023 as computed based on information contained in the Issuer’s annual report on Form 10-K filed on December 20, 2023, a subsequent current report on Form 8-K filed on December 28, 2023 and information obtained from the Issuer.

Item 1(a).	Name of Issuer:

Oaktree Gardens OLP, LLC (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

333 S. Grand Avenue, 28th Floor

Los Angeles, CA 90071

Item 2(a).	Names of Persons Filing:

This statement is filed by the entities and persons listed below, each of whom is referred to herein as a “Reporting Person” and together as the “Reporting Persons”:

1.	Oaktree Gardens OLP SPV, L.P. (the “SPV”)

2.	Oaktree OLPG GP, L.P.

3.	Atlas OCM Holdings, LLC

4.	Brookfield Asset Management ULC

5.	GIC Private Limited (“GIC”)

6.	Euthalia Pte Ltd (“Euthalia”)

7.	GIC Special Investments Pte Ltd (“GIC SI”)

8.	Coral Blue Investment Pte Ltd (“Coral Blue”)

Item 2(b).	Address of the Principal Business Office or, if None, Residence:

The SPV, Oaktree OLPG GP, L.P. and Atlas OCM Holdings, LLC

333 S. Grand Avenue, 28th Floor

Los Angeles, CA 90071

Brookfield Asset Management ULC

Brookfield Place, Suite 100,

181 Bay Street P.O. Box 762

Toronto, Ontario, Canada, M5J2T3.

GIC, Euthalia, GIC SI and Coral Blue

168 Robinson Road

#37-01 Capital Tower

Singapore 068912

Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities:

Common Units

Item 2(e).	CUSIP Number:

Not Applicable.

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See response to Item 9 on each cover page.

(b)	Percent of Class:

See response to Item 11 on each cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

The SPV directly holds 11,428,581.42 Common Units. Pursuant the limited partnership agreement of the SPV, voting power with respect to the Common Units directly held by the SPV is passed through to the limited parters of the SPV.

Oaktree OLPG GP, L.P. holds 6.25% of the limited partnership interests in the SPV and thus shares voting power with the SPV with respect to 714,286.34 Common Units. In addition, Oaktree OLPG GP, L.P., as the general partner of the SPV, may be deemed to have dispositive power with respect to all 11,428,581.42 Common Units held by the SPV.

Atlas OCM Holdings, LLC, in its capacity as the indirect general partner of Oaktree OLPG GP, L.P., may be deemed to have voting and dispositive power over 714,286.34 and 11,428,581.42 Common Units, respectively.

Brookfield Asset Management ULC, in its capacity as the indirect owner of Class A units of Atlas OCM Holdings, LLC, has the ability to appoint and remove certain directors of Atlas OCM Holdings, LLC and, as such, may be deemed to have voting and dispositive power over 714,286.34 and 11,428,581.42 Common Units, respectively.

Coral Blue holds 31.25% of the limited partnership interests in the SPV and thus shares voting power with the SPV with respect to 3,571,431.69 Common Units. Coral Blue shares the power to vote such Common Units with GIC SI and GIC. GIC SI is wholly owned by GIC and is the private equity investment arm of GIC. Coral Blue has no dispositive power under the SPV’s limited partnership agreement.

Euthalia holds 62.50% of the limited partnership interests in the SPV and thus shares voting power with the SPV with respect to 7,142,863.39 Common Units. Euthalia shares the power to vote such Common Units with GIC SI and GIC. Euthalia has no dispositive power under the SPV’s limited partnership agreement.

GIC is a fund manager and only has 2 clients - the Government of Singapore (“GoS”) and the Monetary Authority of Singapore. Under the investment management agreement with GoS, GIC has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any securities managed on behalf of GoS.

GIC is wholly owned by GoS and was set up with the sole purpose of managing Singapore’s foreign reserves. GoS disclaims beneficial ownership of such Common Units.

All calculations of percentage ownership that are reflected in this Statement are based on 11,428,581.42 Common Units outstanding as of December 31, 2023 as computed based on information contained in the Issuer’s annual report on Form 10-K filed on December 20, 2023, a subsequent current report on Form 8-K filed on December 28, 2023 and information obtained from the Issuer.

This filing of this Statement shall not be construed as an admission that any of the Reporting Persons is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, a “group” or the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2024

OAKTREE GARDENS OLP SPV, L.P.

By: Oaktree OLPG GP, L.P.,
its General Partner

By: Oaktree OLPG GP LTD.,
its General Partner

By: Oaktree Capital Management, L.P.,
its Director

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE OLPG GP, L.P.

By: Oaktree OLPG GP LTD.,
its General Partner

By: Oaktree Capital Management, L.P.,
its Director

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

ATLAS OCM HOLDINGS, LLC

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

BROOKFIELD ASSET MANAGEMENT ULC

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Managing Director – Legal & Regulatory

GIC PRIVATE LIMITED

By:	/s/ Diane Liang
Name: Diane Liang Weishan
Title: Senior Vice President

By:	/s/ Toh Tze Meng
Name: Toh Tze Meng
Title: Senior Vice President

EUTHALIA PTE LTD

By:	/s/ Betty Tay Hui Choo
Name: Betty Tay Hui Choo
Title: Authorized Signatory

GIC SPECIAL INVESTMENTS PTE LTD

By:	/s/ Jo-Ann Khor Huey Ming
Name: Jo-Ann Khor Huey Ming
Title: Authorized Signatory

CORAL BLUE INVESTMENTS PTE LTD

By:	/s/ Rahul Bhattacharjee
Name: Rahul Bhattacharjee
Title: Authorized Signatory